Exhibit 4.4

ReneSola Ltd

Employment Contract

Jiashan·China

2009

Whereas:

ReneSola Ltd intends to recruit Charles Xiaoshu Bai as employee. Party A and Part B, after friendly consultation and on the principle of equality and mutual benefit, have concluded the following contract.

This Contract is made and entered into on June 10th, 2009 by and between both Parties according to the relevant laws, decrees and regulations of People’s Republic of China (hereafter referred to as “China” or “State”, excluding Hong Kong, Macao and Taiwan) in Jiashan County, Jiaxing City, Zhejiang Province, China.

Party A:	ReneSola Ltd (“Company”)
Address:	Craigmuir Chambers P. O. Box 71, Road Town Tortola, British Virgin Islands
CEO:	Li Xianshou

Part B:	Charles Xiaoshu Bai
Nationality:	Canada
Passport/ID Card No:	P-CAN BA 304715

Article 1	Term of the Contract
The Contract is effective from     May 1st , 2008   through     April 30nd, 2011.

Article 2	Recruitment Conditions for Employment
During term of the Contract, Party A will evaluate Party B’s performance in accordance with the following standards. In case that Party B breaks the standards, Party A is entitled to dissolve the contract according to the relevant laws and regulations:
1.
Party B shall comply with all applicable laws and regulations and all Party A’s internal working rules, and maintain Party A’s best interests and reputation. Party B shall accept the job assignment and  designation by Party A, keep t Party A’s business secret in confidential and  cherish Party A’s office devices  and resources.

2.
Party B shall devote him/herself to work and possess  competent ability and  professional knowledge, business management and organization ability and enterprising and pragmatic spirit required for the position.. He/she shall try his/her best to well undertake the responsibility of the position.

3.
Party B shall disclose necessary personal information to Party A truthfully, including without limitation, health condition, disease history, identity, education background and work experience. Party B shall meet necessary physical and other condition for his/her work.

Article 3	Position and Location of Work
3.1
Party B will be employed to assume the position of Chief Financial Officer. During the employment , Party B shall not engage in any part-time job, directly or indirectly take part in any commercial activities similar to the business activities which Party A engages or is going to  engage in, including but not limited to being employed by a company which competes with Party A, engaging in consulting or other business activities in conflict with Party A’s business, or providing technical information, technical parameters and trade secrets etc to Party A’s competing company.

3.2
Party B is expected to work at Jiashan county, Jiaxing city, Zhejiang Province, China. Based on Party A’s requirement and Party B’s capability, Party B hereby expressly agrees that Party A is entitled to adjust Party B’s position, responsibility, location of work and the related packages and other matters from time to time. In the case of any adjustment as above mentioned, the two parties shall confirm the adjustment in written form.

3.3
Party B’s working contents and responsibility, including without limitation, the authorization, contents, procedures and methods of work shall be determined by  the Duty Statement issued by Party A. Before receiving such Duty Statement, Party B shall comply with Party A’s internal rules and regulations and  the requirements of the related senior management in charge.

3.4
Party B shall fulfill the assigned work according to the  Party A’s regulations in them of quality, quantity and time limit. Party A shall be entitled to assign Party B to tackle with one or more temporary jobs during working time. Party B shall accept and fulfill the assigned jobs to the best of his/her abilities or exceeding the expected commercial purpose.

Article 4	Employee Protection, Work Condition and Protection from Occupational Disease
4.1
Party A shall provide suitable work condition and circumstance, and ensure that Party B works under a work environment which doesn’t harm Party A’s personal safety and health. Party A shall provide  necessary working  protection articles and/or allowance based on the work’s actual circumstance in accordance with the related laws.  Party B shall strictly comply with Party A’s internal rules regarding work safety operation procedure.

4.2
Any  occupational disease and its consequences, occupational disease protective measures and remuneration which Party B’s work might involve have been stipulated in Party A’s labor protection management document or  other related internal documents. Party B shall read all the above-mentioned documents carefully and have the free access to  these documents. this Contract, Party A shall be considered to have fulfilled the informing obligation regardless whether Party B has referred to the relevant documents.

4.3
If the occupational disease  protective measures provided by Party A cannot meet the requirements under relevant laws and regulations, Party B shall reflect  timely to relevant department or labor union of  Party A. Furthermore Party B shall wear or use the protective equipments or facilities equipped or provided by Party A as required.

Article 5	Working Time and Vacation
5.1
Party A shall comply with statutory working time requirements. The detailed working time shall be specified by the internal regulations made by Party A based on the company operation. In addition, for senior managements, drivers, dustmen or others positions which enjoy special position subsidy, Party A may apply to them with flexible working time in accordance with the related laws and regulations.

5.2
Party B is entitled to public holiday and other legal leaves with pay stipulated by laws and regulations, such as wedding leave, maternity leave, funeral leave, sick leave, home leave and family-planning leave.

5.3
Paid leave shall be granted by Party B in accordance with relevant laws, regulations and rules. The minimum period for the paid leave will one day time. If Party B plans to take a paid leave with above five (5) consecutive days, Party A shall file an application one month in advance and Party A will arrange the annual leave according to actual situation.. Any entitled paid-in leave for one year can not be transferred to the next year. Any other issues with regard to paid leave shall be subject to the regulations of Party A.

Article 6	Overtime Work and Business Trip
6.1
Party A or its subsidiaries may arrange Party B to work overtime from time to time based on reasonable requirement, and Party B shall do his/her best to comply with such arrangement with the exception of in the case of emergency or physical discomfort.

6.2
Party A shall pay Party B with overtime pay or have Party B take leave in other time equivalent to the overtime for the work, but the staff applied with flexible working time is excluded. The specific method and procedure will follow the related laws and regulations as well as Party A’s internal regulations.

6.3
Party A may assign Party B to conduct business trip to other place in the country and/or abroad from time to time. With the exception of in the case of urgent matters or physical discomfort, Party B shall do his/her best to comply with such arrangement.

Article 7	Salary and Social Insurance
7.1	Party B will be granted with an annual salary. The salary, bonus and other welfare shall be referred to the compensation notice signed by CEO of Party A.
Party B shall enjoy non-taxable benefits according to PRC laws and the “Reimbursement Policy on Non-taxable Benefits for foreigner employees” of Zhejiang Yuhui Solar Energy Source Ltd.
7.2
The salary will be paid based on monthly at the twenty-fifth day of next month. If any circumstance may potentially cause the delay in salary payment, Party A shall notify Party B two day in advance and such a delay should not exceed 10 days in any case.

7.3
Party A shall undertake the cost and charges Party B shall pay for working within and regulations, which includesincludes wihout  for working within China under the related PRC laws and regulations. China regulated by the related PRC laws and regulations If Party A is required by the laws. Meanwhile Party A is entitled to withhold or deduct the taxes (income tax and local tax) and other charges which Party B shall be subject to or which Party B shall undertake through deduction from the salary according to the laws and regulations, which include without limitation; any charges required to be deducted from the salary by court judgment or arbitration award; any compensation which Party B shall pay Party A in accordance with the provisions of this Contract or the company internal rules; and all other fees or expenses which shall be deducted from Party B’s salary by Party A under the applicable laws and regulations of PRC.

7.3
Party A’s compensation system is confidential. All the information relating to the compensation including without limitation the amounts, calculation method, payment schedule and payment method are Party A’s confidential information, which Party B shall not disclose to any third party in any way without Party A’s prior written permit.

7.4	The salary payment method shall be as follows on principle: Party A transfers the amount to an bank account opened in the name of Party B at the same bank with Party A’s bank.

Article 8	Labor Disciplines
8.1	Party B shall comply with all applicable laws and regulations.
8.2	Party B shall read, fully understand and comply with the Employee Manual and other work rules, work procedures and confidentiality requirements of Party A.
8.3
Party B shall not use any facilities of Party A to do anything harmful to Party A, including without limitation, searching or spreading anything against relevant laws, regulations and Party A’s reputation. During the working time, Party B shall also not search, send, release, spread anything or do any other things not relating to work through computers, telephones or other facilities.

8.4
Party A shall have right to inspect, guide and examine the performance of Party B. If Party B disobeys the labor disciplines, Party A shall have right to impose punishment on Party B according to applicable laws and regulations or terminate this Contract unilaterally.

8.5
In Party A’s previous cases, when an employee on business accepts a bribe worth RMB1000, it results in that Party A actually suffers loss no less than RMB10000. Therefore Party B shall guarantee that he/she and his/her relatives will not engage in any of the following activities: 1) Party A or his/her relative holds shares or part of share rights and interests in any enterprise which has business relationships with Party A and/or affiliated companies (“Affiliated Companies” refer to any enterprises or other entities which directly or indirectly control or are controlled by one party. “Control” means holding 50% or above of the registered capital and/or capital, and/or shares) and the relations with which is handled or taken charge of by Party B. Affiliated enterprises will be referred to hereafter as “Affiliated enterprises” with share rights or part of the share interests (including but without limitation to stock dividend right). 2) Party B or any of his/her relatives works for affiliated enterprises; 3) Party B or any of his/her relatives engages in any commercial bribe or corruption, including without limitation, accepting any kind of undisclosed commission, gifts (including but not limited to cash, card, shares, expensive goods), feast or other benefits from any practical or potential customer, supplier, service provider, agent of Party A or other entity which has business relationship with Party A (unless obtaining Party A’s prior permit or reporting to Party A according to its internal rules). Party A shall have right to check any potential shadiness with Party B in this regard. Party B shall explain the matter in detail as requested by Party A and provide supporting evidence. At its sole discretion, Part A may request Party B to obviate the potential problems (including pause or terminate the relevant business). If it is confirmed that Party B has engaged in any commercial bribe or corruption, it shall be deemed that Party B has materially breached the labor disciplines. Party A shall have right to terminate this Contract immediately and according to Party A’s working rules and claim for loss or damage at the ratio mentioned above against Party A and shall have right to record such matter in Party B’s personal files or disclose such information to any third party.

8.6
Party B shall not engage in any business activity which violates any applicable law or regulation of the PRC, including without limitation, violating the administrative rules of customs and/or conduct fraud reporting in respect of transaction information, or violating financial or foreign exchange administrative rules. Should Party A bear any liability or loss or damage, Party B shall be liable to make full compensation and it shall be deemed that Party B has materially breached the labor disciplines. Party A shall have right to terminate this Contract immediately in accordance with this Contract and Party A’s working rules and regulations and claim for loss or damage against Party A and shall have right to record such matter in Party B’s personal files or disclose such information to any third party.

8.7
The sale price of Party A’s products shall be in accordance with the guiding price determined by Party A. As operational personnel, Party B shall seek best price during his/her daily work. Party A shall have right to deal with any negative activity of Party B in accordance with the internal administrative rules. Should Party B have caused significant damage to Party A, it shall be deemed that Party B has materially breached the labor disciplines. Party A shall have right to terminate this Contract immediately and claim for loss or damage against Party A and shall have right to record such matter in Party B’s personal files or disclose such information to any third party.

8.8
As a purchaser, Party B shall exert his/her ability to cut down the prices to seek the best price in equal condition with similar function when purchasing materials, equipments, spare parts or services. Party A has complete faith in Party B but shall also have the right to audit and inspect Party B’s work. If Party A get a quotation at least 10% lower than the purchase price of the products/service (not limited to the products with same pattern or similar services) with the similar function in the equal condition from the third party in three months since the signing of the purchase contract by Party B, it shall be deemed that Party B has failed to performance the duty responsibly and neglected his/her duty. Should Party B have caused Party A to overpay (the amount referred to as “difference” hereafter, is the difference between the aggregate value of the price provided by the third party and the aggregate value of the quotation of the signatories) more than ten thousand yuan due to dereliction of duty several times, it shall be deemed that Party B has seriously neglected his/her duty. Party B shall pay the actual loss which Party A suffers (the difference which has already been paid to other parties by Party A). If it is discovered by relevant departments of Party A during the contract review period that the difference of a single contract exceeds twenty thousand yuan plus or the year-to-date difference amounts to fifty thousand yuan plus, it shall be deemed that Party B has seriously neglected his/her duty. Party B shall pay 20% of the difference to compensate the expenses paid by Party A during the review. The review, verification, examination and approval of the practice of Party B and relevant contracts, agreements and quotation, technical documents by the Financial Department, Internal Control Department, Legal Department and General Manager of Party A shall not be considered as the exemption of the responsibilities and obligations of Party B in seeking best price and shopping around or of the application of this Article.

Article 9	Should any one of the following situations occurs, Party A shall have right to terminate this Contract:
9.1	Party B fails to satisfy the recruitment conditions during the probation period;
9.2	Party B seriously breaches Party A’s labor disciplines or internal administrative rules;
9.3	Party B is seriously negligent in the performance of his/her duties, of jobbery or corruption causing great damages to Party A;
9.4	Party B is accused of criminal offence or sentenced to rehabilitate through labor
9.5	Party B establishes labor relations with other economic organizations and refuses to make corrections; and
9.6	Party B’s resume, certificate or other labor relationship evidence is seriously untrue.

Article 10
Should any one of the following situations occurs, Party A shall have right to early terminate this Contract by giving written notice to Party B 30 days in advance or pay additional one month salary to Party B:

10.1	Party B suffers from an illness or non-job related injury and cannot perform his/her duties under this Contract or arranged by Party A otherwise after statutory period of medical treatment;
10.2	Party B is incompetent to do the job under this Contract and is still incompetent to do it after training or a transfer of position;
10.3
A major change arises in the objective circumstances based on which this Contract was concluded, and cause such Contract impossible to be continued, and no agreement is reached on the amendment of such Contract following negotiations by Parties.

Article 11	This Contract shall be terminated, if:
11.1	This Contract is expired and there’s no renewal of the Contract by both parties;
11.2
The termination conditions as stipulated in Article 12 of this Contract arise, including without limitation, as operational personnel, Party B has not met the business requirements which has been confirmed by Party B for three (3) consecutive months;

11.3	Party B starts to enjoy basic endowment insurance according to law;
11.4	Party B is dead or declared dead or disappearing by People’s Court;
11.5	Party A is declared bankrupt according to law;
11.6	Party A is revoked of the business license, ordered close, revocation or decides an early dissolution;
11.7	Other circumstances stipulated by applicable laws, administrative rules and regulations.

Article 12	Matters relating to the termination of this Contract
12.1	This Contract may be early terminated as agreed by both parties.
12.2
If Party B intends to resign his/her position, he/she shall notify Party A in writing thirty (30) days in advance and hand over the work to the personnel designated by Party A. Party B shall have the right to terminate this Contract by notifying Party A three days in prior during probation period.

12.3	Should any of the circumstances related to termination of this contract occur, Party A shall compensate Party B according to the PRC laws and Party A’s internal administrative rules.

Article 13	Remarkable Matters when Resignation
13.1	If Party B intends to resign his/her position, he/she shall notify Party A in writing one (1) month in advance.
13.2
If Party A has provided to Party B on-job training and paid the relevant fees     and expenses (including tuition fees, material expenses, traveling expenses and living costs, etc.), and at the same time Party B is dismissed by Party A due to circumstances stipulated in Article 9 or Party B quits or resigns on his/her own, he/she shall pay liquidated damages to Party A. The amount of compensation shall be calculated in accordance with valid bills, invoices or other documents provided by Party A.

13.3
Before Party B’s dismissal or resignation or the termination of this Contract, Party B shall assist Party A to finish the necessary matters, such as takeover of job, return of materials, statement of working performance. Party B shall not disclose any of Party A’s confidential information. Party B shall also not engage in by him/herself, or be employed by any entity which engages in, any business competitive to that of Party A after his/her dismissal or resignation or the termination of this Contract. Parties shall enter into a separate Non-disclosure and Non-competition Contract to clarify the respective rights and obligations.

13.4
Before signing the formal “Non-disclosure and Non-competition Contract”, Party B undertakes that without Party A’s written permission, he/she will not disclose or make use of any of Party A’s undeclared information, including without limitation, business correspondences, operation, personnel, technical information, business plan, personnel information, financial information, know-how, technics, procedures which was acquired by Party B from Party A or during Party B’s working period. The undeclared information includes the information which is specifically defined confidential by Party A or judged by Party B to be confidential (regardless that Party B acquires the information from third Party, Party B shall not disclose or make use of the above-mentioned information on which there’s evidence that it comes from Party A). Party B shall not directly or indirectly take part in commercial competition activities similar to the business activities which Party A engages or to engage in, including but not limited to being employed by a company which competes with Party A, engaging in competitive consulting or other business activities. Otherwise, Party A shall have the right to demand liquidated damages from Party B as per the related laws and regulations.

Besides, if Party B disclose the confidential information acquired from Party A to third party, Party A shall have the right to disclose the fact to the third party and ask the third party to cooperate in seeking legal actions against Party B or undertake the joint responsibility with Party B.

It shall be decided by Party A according to the position of Party A on whether Article 13.4 shall apply to Party B. If Party A informs Party B with a written notice that Party B shall observe the agreements stipulated in Article 13.4 before the dismissal of Party B or 30 days after Party B’s dismissal, Party B shall comply with this article and Party A shall pay the non-competing compensation fee on time.

13.5
In any case, Party B shall return all Party A’s properties which was acquired by Party B during the term of this Contract and based on the status of an employee, including without limitation, business correspondences, business cards of clients, technical materials, financial records and other documents with originals, copies or duplicates after the termination of this Contract. Party A will pay the relevant salary, allowance or compensation and handle the relevant termination procedures when Party B finishes the above-mentioned matters. Otherwise, Party B shall bear all liability or damage caused by any delay.

Article 14	On-job Works
14.1
Both Parties agree that, during the working period, the titles to all the research, development, invention and design (hereinafter referred to as “On-job Works”), which are made or conceived by Party B through mainly using the materials and technical resources of Party A or for exercising the job responsibility, shall be owned by Party A. Party A shall be entitled to use or transfer Party B’s On-job Works freely without Party B’s permit. Party B shall provide all necessary information or assistance as requested by Party A during application, registration and filing procedures to assist Party A to acquire and enjoy the relevant intellectual properties.

14.2
Party B shall be entitled to enjoy personal rights including authorship as inventor, creator, designer or developer regarding aforesaid On-job Work, except which can be enjoyed by Party A. Party A shall respect the personal right of Party B and assist him/her to enjoy such rights.

14.3
Party B shall declare immediately to Party A any intents that he/she claims any intellectual properties contained in the works which shall not be deemed as On-job Works during the working period. Party B may enjoy the relevant intellectual properties after Party A’s verification. Otherwise, Party B shall not use or transfer them to any third party without Party A’s prior approval.

14.4
If Party B develops certain works during the working period but does not declare to Party A, such works shall be deemed as the On-job Works. Party A shall be entitled to use or transfer such works to third party freely. If such works are proved not to be the On-job Works finally, Party B shall not claim any compensation against Party A. If Party A disagrees to Party B’s declaration, both Parties may resolve the dispute through negotiation or arbitration.

14.5
Upon the execution of this Contract, Party B shall disclose all patents, copyrights, know-how and/or other confidential information owned by him/her. Party B hereby represents and warrants that, during the working period, he/she would not use without permit any confidential information owned by other parties or do anything harmful to Party A or any intellectual properties owned by other parties.

Article 15	Liability for Breach of this Contract
15.1
In case that a Party breaches this Contract and causes the damage to the other Party, it shall compensate the other Party for losses and damages, and the compensation shall be calculated according to the actual losses and damages of such Party.

15.2
If this Contract is dismissed due to Party B’s breaking of PRC’s laws and regulations and results in causing damages to Party A, Party B shall be obliged to make indemnity to Party A based on the actual loss of Party A.

15.3
If Party B breaches Article 3.1 of this Contract, Parry B shall pay the liquidated damage to Party A according to the related laws and regulations once the breach is verified. If Party B commits a crime, Party A shall transfer the matter to the related judicial authority

15.4	If Party B causes damages to Party A in performing his/her duty due to his/her negligence, guilt, deceit behaviors, Party B shall be responsible to compensate Party A.
15.5
If Party B breaches the obligations of non-competition or confidential obligations under this Contract, he/she shall pay the liquidated damages to Party A according to the related laws and regulations once verified by Party A. If there are relevant stipulations under the Non-disclosure and Non-competition agreement, then the latter shall prevail.

15.6	If Party B has made or entered into any other contract or agreement with Party A, he/she shall also perform the obligations.

Article 16	Dispute Resolution
The signing, implementation and explanation of this Contract shall be explained and governed by PRC Law.

During the implementation of this Contract and regarding the matters of dismissal, removal or expulsion of Party B, any party or both parties shall resort to the labor dispute resolution procedure as follows:

1.	Resolving the dispute through reaching an agreement;
2.	Legal action at the court of jurisdiction over the area where the Lender is located when the agreement cannot be reached.

Article 17	Miscellaneous
17.1	This Contract is made in duplicate, each of which shall be held by Party A and Party B and of the same validity after execution by both Parties.
17.2	No modification or amendment of this Contract shall be effective or enforceable unless it is in writing and duly executed by both Parties.
17.3
Party B hereby represents and warranties that, he/she is able to execute and perform this Contract legally and the execution or performance of this Contract does and will not result in any breach of any contract, agreement and any other rule or document of any company or other business entity by which Party B is bound.

[No Text below]
[Signature Page]

Party A: ReneSola Ltd
Authorized representative: /s/Li Xianshou
Signature:
Title: CEO

Party B: /s/Charles Xiaoshu Bai